Exhibit 1

Oi S.A. – Em Recuperação Judicial Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in addition to the Material Facts disclosed by the Company on June 22 and June 30, 2016, communicates to its shareholders and the market in general that, on May 15, 2017, the 7th Corporate Court of the Capital District of the State of Rio de Janeiro granted the extension of the stay period for 180 business days or until the General Meeting of Creditors, whichever occurs first, as well as decided upon the application of the following guidelines with respect to the ongoing lawsuits against the Company and its wholly-owned subsidiaries, direct and indirect, Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Brasil Holdings” and, together with the other companies, the “Oi Companies”):

a)      The suspension of all enforcement, whether extrajudicial or judicial, provisional or final, including enforcement proceedings to collect fines and/or administrative penalties imposed against the Oi Companies, with the exception of that which has been terminated by a judgment, or that in which, once the judicial constraint has taken place, the deadline for challenge by the debtor has elapsed, or a judgment rendered under judicial challenge or ban has become final. In such event, both the delivery of the judgment and the certification of the expiration of the time limit for challenging the debt or the final and unappealable judgment for the challenge presented by the debtor must have a final date that predates the decision granting emergency protection (June 21, 2016);

b)     The termination of enforcements or certification of the expiration of the deadline for debtor to challenge the debt, authorizing the issuance of a permit or warrant if there is already an amount deposited that predates the decision granting emergency protection (June 21, 2016);

c)      The ongoing lawsuits, whether filed by Oi or with Oi as respondent, and those which demand and illiquid amount, in the manner foreseen in Article 6, paragraph 1 of the LRF, shall continue in the courts until execution;

d)     Judicial proceedings that translate into equity or that relate to the blocking or seizure of a liquid or illiquid amount, which implicate any type of loss of the Oi Companies’ assets or interfere with the possession of assets that affect their business activity, should also be suspended, in line with the analysis of the formal case made to the 7th Corporate Court of the Capital District of Rio de Janeiro;

e)      With respect to arbitration proceedings in which any of the debtor companies appear in, all arbitrations in which there is already a defined net amount owed by the Oi Companies shall be suspended.

The full text of the judicial decision granting the processing of the request for judicial reorganization is available to the Company’s shareholders at the Company’s headquarters, on its website (www.oi.com.br/ri), as well as in the IPE Module of the CVM’s Empresas.NET System, as well as the BM&FBovespa website (www.bmfbovespa.com.br). An English copy of such decision will also be sent, as soon as possible, to the US Securities and Exchange Commission under  Form 6-K.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, May 16, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization

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